UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Offering Memorandum

Part II of the Offering Statement (Exhibit A to Form C)

Regulation Crowdfunding

UNDER THE SECURITIES ACT OF 1933

GoMeat Services Inc.



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state secmities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Secmities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

See "Risk Factors" beginning on page. 7. to read about factors you should consider before investing.

THE OFFERING

This is a Regulation Crowdfunding offering by GoMeat Services Inc., a Delaware corporation (the "Company," "us" or "we"). We are offering securities through the issuance of Simple Agreements for Future Equity ("Safes"), with the terms consisting of a $10 million valuation cap and 0% discount. We must reach our target investment goal of $150,000 by October 31, 2020, or our offering will expire. Oversubscriptions in excess of the target amount of up to $1,000,000 will be accepted on a first come, first serve basis. If the Company reaches its target amount prior to October 31, 2020, we may conduct a series of multiple closings, provided that the investors who have committed to the funds will be provided notice five business days prior to any such close. The minimum amount of securities that must be purchased is $1,000 per investor.

Investment

SAFE (Simple Agreement for Future Equity)

$10M valuation cap - No Discount

If you invest, you're betting the company will be worth more than $10M in the future.

Investment Limitations: Investors are subject to the following limitations on the amount they may invest in this offering, as set forth below:

- Annual income AND net worth greater than $100,000:
    - o 10% of the lesser of your annual income or net worth, subject to a maximum of $100,000;
- Annual income or net worth less than $100,000:
    - o the greater of: $2,000 or 5 percent of the lesser of the investor's annual income or net worth.

Note: You may include the income of your spouse for purposes of determining your annual income. Your net worth must exclude the value of your primary residence, and if you have a mortgage on your residence that exceeds its worth, you must include that negative equity for purposes of determining your net worth.

Offering Exemption: This offering is being conducted by Crowdfunder Inc ("Crowdfunder"), a leading investment crowdfunding platform, pursuant to Regulation CF, promulgated under Title III of the JOBS Act, and specifically Section 4(a)(6) of the Securities Act of 1933, as amended.

THE COMPANY AND ITS BUSINESS

GoMeat is a marketplace leveraging mobile platforms which uses both iOS and Android apps to connect consumers with specialty retail meat stores offering fresh Halal meat and associated grocery products. While it offers its customers the convenience to place meat and grocery orders online and get it delivered on their doorsteps, it also helps existing Halal meat and grocery stores to digitalize themselves and extend them to virtual communities. In addition, it also provides small scale store owners with the facility and tools to deliver their meat products to consumer's doors steps.

Business Overview

A few quick swipes on your phone, and your fresh halal meat is on its way to your doorstep from the store of your choice. Competitive prices. Customize your meat order. Exceptional promotions and discounts. Same-day delivery with order tracking. 12/7 customer services support.

GoMeat is the digital marketplace connecting consumers with specialty halal meat stores. We offer same-day delivery services powered by the GoMeat Technology Platform. GoMeat helps solve the common halal meat consumer dilemma of waiting in long lines to get orders filled. Plus, we eliminate the universal chaotic halal retail meat store order acceptance and processing.

The GoMeat mobile app offers enormous convenience to halal meat customers with on-demand halal Meat orders and same-day home delivery service. We also offer a series of benefits to halal Meat Stores through digitization on the GoMeat platform.

Halal meat is not available in traditional grocery stores. It is only available in certified halal retail stores. There are more thousands of halal meat stores across the USA. Currently, the halal Market in the USA is estimated at over billions of dollars with aggressive annual growth due to:

- the increasing number of premium halal meat consumers
- the recent recognition that halal meat is generally considered a healthy food

Since halal meat is processed and prepared according to strict religious dietary laws, these foods are considered particularly healthy and hygienic compared to non-halal food choices. This is changing the outlook of many non-Muslim consumers about the concept of halal foods as a healthy dietary choice. We see this well proven by our data, as roughly 50% of our consumers are non-Muslim customers.

Company Overview

GoMeat Services was incorporated in 2018 as GoMeat Services LLC. The Company was later fully taken over by GoMeat Services Inc., a Delaware corporation incorporated in 2020. The business with its first pilot meat store was launched in January 2019.

Our principal executive offices are located at 991 Route 22 West - Suite 200 Bridgewater, NJ 08807 and our telephone number is +1 (908) 595 2106. Our website address is https://www.gomeatservices.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Offering Statement, and you should not consider information on our website to be part of this prospectus. The GoMeat design logo, "GoMeat" name and our other registered and common law trade names, trademarks, and service marks are the property of GoMeat Services, Inc. **Trademark Registration number TXu 2-106-389**

As a first-time user of equity crowdfunding under Title III of Regulation CF, we intend to take full advantage of the exemption from audit requirements under the Regulation CF rules, including the rule that financial statements of the issuer must be audited by an independent auditor. As an issuer relying on these rules for the first time we are permitted to provide reviewed rather than audited financial statements. We do not have any relevant financial statements available that have been audited by an independent auditor.

Liabilities

Please refer Financial Statements in more detail. The Company has no outstanding long term liabilities. Current Liabilities as of December 31, 2019 is $539 representing the credit card balance as of that date.

Litigation

We are not aware of any pending litigation against us.

Other Relevant Information

We are concurrently running a Regulation D 506(c) offering in addition to the Regulation Crowdfunding offering presently submitted on similar terms of this offering.

Third Party or Related Transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 7% of the aggregate amount of capital sought by the company under Regulation CF.

The Team



Waqas siddiqi
Founder
Professional with track record of successful execution of multimillion-dollar Digital Transformation programs for some of the largest companies in the world.



Ibrahim Quadri
Founder
Experienced with the largest consulting and technology firms in the world. A professional striving to make this world a better place for generations to come.



Syed Hamedullah Quadri
Founder
Application of people management, process optimization, and technical problem solving skills to improve team and program performance. Results driven professional with analytical, conceptual, and people skills and a can do attitude.



Asim Qureshi
Founder
Multi industry acumen with expertise in BI, decision support, business process analysis and reengineering, application development, program management and organizational change management.



Ehsan Mohammad
Founder
Results-oriented professional with proven record of success in large scale projects. A technology evangelist with an in-depth interest in new tech disciplines.

Number of Current Employees: 8 total employees

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TOT HE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS OFFERING STATEMENT CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF A VOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE.

ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

RISK FACTORS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMP ANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMP ANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING MEMORANDUM AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT. THE SECURITIES OFFERED HEREBY WILL HA VE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREA TING THE SECURITIES.

Forward Looking Statement Disclosure

This Offering Memorandum and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Memorandum are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives , future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "'project", "'plan", "intend", "believe", "may", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Memorandum and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Offering Memorandum, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Offering Memorandum or any documents incorporated by reference herein or therein speaks only as of the date of this Offering Memorandum. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Risks Related to the Company's Business and Industry

We have a limited operating history of profits upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were most recently incorporated under the laws of the State of Delaware on April 7, 2020. Before that, our company was incorporated as Limited Liability Company (LLC) under the laws of the State of Illinois on April 9, 2018 and in New Jersey in October 24, 2018 and we are a development stage business. While the business has been around since 2019 it was being operated as a Pilot to prove the business concept with a limited number of stores and customers on the GoMeat platform. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to various business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry , and the continued development of advertising, promotions, and a corresponding consumer base. We anticipate that our operating expenses will increase for the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may never achieve or maintain profitability

We have experienced net losses in the last two fiscal years. As of the year ended December 31, 2019, however, we experienced a net loss of $154,048 and for the year ending December 31, 2018, we experienced a net loss of $74,641. We expect our operating expenses to increase in the future as we expand our operations. We will incur additional legal, accounting, and other expenses for raising a Regulation Crowdfunding campaign. If our revenue does not grow at a greater rate than our expenses, we will not be able to achieve and maintain profitability. We may incur significant losses in the future for many reasons, including without limitation the other risks and uncertainties described in this Offering Memorandum. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in future periods. If our expenses exceed our revenue, our business may be seriously harmed and we may never achieve or maintain profitability.

Inadequacy of funds

Gross offering proceeds may not achieve our minimum funding target of $150,000 as per our business plan. Management believes that such proceeds will capitalize and sustain GoMeat sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's business plans.

Risks associated with expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may require additional resources to prevent the diversion of Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Customer base and market acceptance of GoMeat Platform

While the Company believes it can further develop the existing customer base and develop a new customer base through the marketing and promotion of the GoMeat Platform, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its services portfolio and its e-commerce based GoMeat platform including mobiles apps offer advantages over competitive companies and products, no assurance can be given that Company Name's services and platform will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

Our Services may be subject to governmental regulations affecting Home Delivery Services

Certain state and local laws and regulations govern the meat, grocery and food home delivery services. We will do our best to work within the confines of the law. However, noncompliance with such laws and regulations may cause the appropriate government agency to put a stop hold on our services, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan

The following factors, among others, could affect continued market acceptance and profitability of our services:

- the introduction of competitive services;
- any unexpected disruption in meat and grocery supply chain;
- changes in consumer preferences of online ordering;
- changes in consumer buying habits;
- changes in consumer perception regarding the service quality;
- the level and effectiveness of our sales, marketing and promotions efforts;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our services;
- the price of our services relative to other competing services;
- price increases resulting from rising commodity costs;
- introduction of competitive or lower priced services from major online food delivery services such as GrubHub, UberEats and DoorDash etc.

Unanticipated obstacles to the execution of the business plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the safe hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of GoMeat will insulate the Company from excessive reduced demand. Nevertheless, GoMeat has no control over these changes.

Risks Related to the Securities

Safes are inherently risky like convertible notes but less favorable for the investor.

A Safe ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a Safe is not a debt instrument. A Safe is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the Safe.
- It is not possible for the Safes to convert to the Class A Common Stock unless we decide to issue Preferred Stock, which would be for the principal purpose of taking investment capital.
- Debt instruments have maturity dates. Safes (including the one in this offering) do not.
- Debt instruments have interest rates. Safes (including the one in this offering) not.

Despite their name implying otherwise, Safes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while Safes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the Safes. Because the Safes have not been registered under the Safes Act or under the securities laws of any state or non-United States jurisdiction, the Safes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Safes may also adversely affect the availability or price that you might be able to obtain for the Safes in a private sale. The Company has exerted control over every transfer or sale of the Safes. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Safes for its own account, for investment purposes and not with a view to resale or distribution thereof.

The Safes will not be freely tradable until at least one year from the initial purchase date, but may never have a secondary market for resale. The Company may repurchase the Safes upon a liquidation event or sale of the Company as provided in this Safe. Although the Safes may be tradeable under federal securities law, Company corporate documents and state securities regulations may prevent Purchaser from realizing any return on investment for an extended period of time. Each Purchaser should consult with his or her attorney.

Safes may possibly never convert to equity.

Since the trigger event for the Safe to convert into non-voting equity is the issuance of Preferred Stock, and there is no guarantee that will happen, the Safe holders may be unable to exercise their equity rights under the Safe.

Neither the Offering nor the Safes have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No guarantee of return on investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

The Company is currently owned by a few owners (founders) who have voting control in the Company. Subject to any fiduciary duties owed to owners or investors under Delaware law, these owners may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant Company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from these founders. For example, founders may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in tum could reduce the price potential investors are willing to pay for the Company. In addition, founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Safes will be effectively subordinate to any of our debt that is secured.

The Safes will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Safes only after all debt, if any, has been paid in full from those assets. Holders of the securities will be subordinate to any debt holders. The remaining assets of the Company will be shared with the Safe holders ratably with the stockholders. We may not have sufficient assets remaining to pay amounts due on any or all of the Safes then outstanding.

We are not restricted from incurring additional debt or other liabilities. If we incur additional debt or liabilities, your Safe may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Safes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The standard Y Combinator Safe instrument has been significantly modified.

We have significantly modified the standard Y Combinator Safe to comport with Regulation Crowdfunding. In addition, we have made material changes to the Safe. Please review the Safe in detail.

The provisions of the Safes relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Safes will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Safes will not permit the holders of the Safes to require us to repay the obligations the Safes in the event of a takeover, recapitalization or similar transaction.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the Board of Directors and common stock holders of the Company. You will not have the right or power to take part in the management of the company and will not be represented on the board of managers of the Company. Accordingly, no person should purchase a Safe unless he or she is willing to entrust all aspects of management to the Company. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Safes and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Ownership

Name	Total Shares	Fully Diluted Percentage Ownership
Waqas Siddiqi	2,500,000	25.00%
Syed Hamed Ullah Quadri	1,850,000	18.50%
Ehsan Mohammad	1,850,000	18.50%
Asim Qureshi	1,850,000	18.50%
Syed Ibrahim Quadri	1,850,000	18.50%
Unissued Options	100,000	1.00%
Total	10,000,000	100.00%

Classes of Securities

We have two classes of capital stock:

1. Common Stock
2. Preferred Stock

The rights and privileges of the Corporation's capital stock, including any and all preferences, voting powers, limitations, qualifications thereof, shall be governed by the Bylaws of the Corporation

Investor is not entitled for voting rights but may be entitled for the Dividend

The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms as per Safe. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

Dilution

Neither the Safes nor their underlying securities have anti-dilution rights.

Transferability of the securities

Neither the Safe nor the rights in this Safe from this Offering are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation, merger, consolidation, or other form of reorganization of the Company.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION

Financial Statements

Our Financial Statements for the period ending December 31, 2019 can be found in Exhibit B to the Form C of which the Offering Memorandum forms a part.

	Most Recent Fiscal Year -End December 31, 2019	Prior Fiscal Year End December 31, 2018
Total Assets:	$195,583	$35,581
Cash & Cash Equivalents:	$2,487	$17,854
Accounts Receivables:	$10,424	$5,103
Short-term Debt:	$539	$222
Long-term Debt:	-	-
Revenues	$88,976	$1,901
Cost of Good Sold:	$64,790	$1,578
Taxes Paid:	-	-
Net Income:	($154,048)	($74,641)

Financial Condition

Results of Operations

Gross Revenue for the fiscal year 2019 was $88,976 representing almost double the growth from prior year, with a net loss of $154,048. The Company is experiencing a huge increase in number of daily orders resulting in sales due to COVID-19 situation

Financial Milestone

The company is focused on investing in the expansion plan and continued growth of the brand. COVID-19 situation has boosted the company revenues and expenses with high customer demands and the management team is fully committed to provide quality services to our customers and increase the brand reputation. During Q1 of 2020, based on preliminary results the company has generated almost 1.5 times of the revenue of the entire last fiscal year. We expect increased number of sales with the addition of new stores as part of our scale up plan.

Liquidity and Capital Resources

The company is currently generating operating losses and require a continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company.

Recent offerings of securities

None

USE OF PROCEEDS

The Company seeks to raise minimum gross proceeds of $150,000 and maximum gross proceeds of $1,070,000 from this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Management in the best interests of the Company.

SAFE Notes

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from the Offering	$1,000,000	100%	$150,000	100%

Offering Expenses & Commissions

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1)	$10,000	1%	$10,000	7%
Brokerage Commissions(2)	$70,000	7%	$10,500	7%
Total Offering Fees	**$80,000**	**8%**	**$20,500**	**14%**

Application of Proceeds

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Marketing Sales & Promotions	$420,000	42.00%	$64,500	43%
Delivery Operations & Execution	$200,000	20.00%	$27,500	18%
Customer Services & Tech Platform	$150,000	15.00%	$15,000	10%
Legal, Professional & Insurance	$150,000	15.00%	$22,500	15%
Total Corporate Use	**$920,000**	**92.00%**	**$129,500**	**86.00%**

Total Use of Proceeds

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses & Commissions	$80,000	8%	$20,500	14%
Corporate Application of Proceeds	$920,000	92%	$129,500	86%
Total Proceeds	**$1,000,000**	**100%**	**$150,000**	**100%**

Footnotes:
 (1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
 (2) This Offering is being sold by the Management of the Company. No compensatory sales fees or related commissions will be paid to such Management. Registered broker or dealers who are members of the FINRA and who enter into a Participating Dealer Agreement with the Company may sell Shares. Such brokers or dealers may receive commissions up to seven percent (7%) of the price of the Offering sold.

Escrow of Proceeds from the Offering

Commencing on the date of this Memorandum all funds received by the Company in full payment of subscriptions for SAFE notes will be deposited in an escrow account. The Company has set a minimum offering proceeds figure of $150,000 for this Offering. The Company has established a Holding Account with JP Morgan Chase Bank, into which the minimum offering proceeds will be placed. At least SAFE subscription of $150,000 must be made before such proceeds will be released from the escrow account and utilized by the Company. After the minimum SAFE notes are subscribed, all subsequent proceeds from the offering will be delivered directly to the Company and be available for its use. Subscriptions for Safe are subject to rejection by the Company at any time.

Subscription Process

An investor must complete, date, execute, and deliver to the Company the following documents, as applicable. All of which are included as part of the Investor subscription package:
   a) An Investor Suitability Questionnaire;
   b) An original signed copy of the appropriate SAFE;
   c) A check payable to "GoMeat Services Inc." in the amount of $1,000.00 for subscribed SAFE (minimum purchase of $1,000).

Safe Subscriber will receive an Investor Subscription Package from GoMeat email account info@gomeatservices.com containing an Investor Suitability Questionnaire, the SAFE to be signed via SignRequest© and funds wire transfer instructions into the escrow account.

EXHIBIT B to FORM C

PHYPHAR INC

Certified Public Accountants

Independent Accountants Review Report

Members
GOMEAT SERVICES LLC

We have reviewed the accompanying financial statements of GOMEAT SERVICES LLC, which comprise of the balance sheet as of December 31, 2019, and the related statements of income, and cash flows for the year then ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Phyphar Inc

Waldwick NJ
May 7, 2020

29 Walter Hammond Pl, Waldwick NJ 07463
tel: 201.444.4648 | fax: 201.447.2922 | www.phyphar.com

GOMEAT SERVICES LLC
BALANCE SHEET
Dec 31, 2019

Assets

Current Assets		2019
Bank & Cash on Hand	$	2,487
Accounts Receivable - Trade		10,424
Total Current Assets		**12,911**
Property and Equipment		
Platform Development Costs		223,211
Equipments		2,930
Accumulated Depreciation		(45,228)
Total Property and Equipment		**180,913**
Intangible Assets		
Trademark		806
Accumulated Amortization		(47)
Total Intangible Assets		**759**
Total Assets	$	**194,583**

Liabilities and Members' Capital

Current Liabilities		2019
Credit Card Payable	$	539
Total Current Liabilities		**539**
Long-Term Liabilities		
Total Long-Term Liabilities		-
Total Liabilities		**539**
Members' Capital		
Members' Capital		194,044
Total Stockholders' Equity		**194,044**
Total Liabilities and Members' Equity	$	**194,583**

GOMEAT SERVICES LLC
STATEMENT OF INCOME
Year Ended Dec 31, 2019

	Dec 31, 2019
Revenue	
Platform Sales	$ 88,976
Revenue	88,976
Cost of Goods Sold	
Vendor & Partner Commissions	64,790
Cost of Goods Sold	64,790
Gross Profit	24,186
Operating Expenses	
Bank Charges	2,842
Telephone Exp.	5,437
Travel & Transportation Exp.	1,187
Legal & Professional	6,976
Insurance Exp.	4,194
Office Exp.	3,427
Postage & Delivery Exp.	2,648
Software Subscriptions.	10,195
Credit Card Processing Charges	1,802
Delivery Costs	27,156
Miscellaneous Expense	4,825
Charitable Donations	100
Rent Exp.	3,249
Meals & Entertainment	83
Advertisements	41,945
Digital Marketing	16,892
Operating Expenses	132,959
Operating Income (Loss)	(108,773)
Depreciation & Amortization	45,275
Net Income (Loss)	$ (154,048)

18

GOMEAT SERVICES LLC
STATEMENT OF CASH FLOWS
Year Ended Dec 31, 2019

	Dec 31, 2019
Cash Flows from Operating Activities	
Net Income	
Net Income (Loss)	(334,960)
Total Net Income	(334,960)
Adjustments to Net Income	
Adjustments to reconcile Net Income (Loss) to net Cash:	
(Increase) Decrease in:	
Accumulated Depreciation	226,187
Accounts Receivable - Trade	(5,320)
Increase (Decrease) in:	
Trade Accounts Payable	(223)
Loans Payable	539
Total Adjustments	221,183
Net Cash Provided By (Used In) Operating Activities	(113,777)
Cash Flows from Investing Activities	
Platform Development Costs	(214,323)
Net Cash Provided By (Used In) Investing Activities	(214,323)
Cash Flows from Financing Activities	
Members' Capital	312,733
Net Cash Provided By (Used In) Financing Activities	312,733
Net Increase (Decrease) in Cash	(15,367)
Cash at Beginning of Period	
Cash at Beginning of Period	17,854
Total Cash at Beginning of Period	17,854
Cash at End of Period	2,487

19

NOTES TO THE FINANCIAL STATEMENTS

NATURE OF OPERATIONS:

GOMEAT SERVICES LLC (the "Company") GoMeat is a digital marketplace connecting customers with specialty retail meat stores offering fresh Halal meat products and grocery items. Stores maintain their digital presence at no setup cost providing them an opportunity to increase their revenue by connecting to a larger set of customers with an ability to provide home delivery services. GoMeat facilitates customers to conveniently place hassle free online orders via their smart phones from the store of their choice availing competitive pricing with discounts and promotions and with same day home delivery, saving precious time.

GOMEAT SERVICES LLC, as of April 7th, 2020, transferred 100 percent of membership shares to GOMEAT SERVICES, INC. The organization, GOMEAT SERVICES, INC is in the process of acquiring additional equity investment through various financial institutions and private investors, to further fund GOMEAT SERVICES LLC.

GOMEAT SERVICES INC, currently registered at 1201 Orange St, One Commerce Center, Wilmington, Delaware.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements, notes, and representations are those of the company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been applied in the preparation of the financial statements.

REVENUE & COST RECOGNITION:

Revenue is recognized based on the accrual method, for reporting revenue and expenses incurred throughout the period. Because of inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change within the near term.

Costs of Goods Sold include all payments made to stores for the meat sold from their stores via GoMeat platform, GoMeat delivery drivers and other items within focus on the delivery of the order to the end customer.

General and Administrative costs are charges to their respective expense accounts as incurred. Provisions for the application of prepaid expenses have been accounted for through prepaid expense accounts, amounts are expensed on the estimated basis of appropriateness for the years for which incurred.

In accordance with industry practice, the Company reports in current assets and liabilities those amounts relating to accrued expenses and payable over a period in excess of one year.

CASH AND CASH EQUIVALENTS:

The Company considers all highly liquid instruments with original maturities of less than twelve months to be cash equivalents. As of December 31, 2019, cash equivalents consist of bank accounts, petty cash & fixed deposit accounts.

PROPERTY AND EQUIPMENT:

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the assets using both straight-line and accelerated methods. Expenditures for maintenance and repairs are charged to operations in the period incurred.

Company tax returns provide for bonus depreciation in the current year. This causes a book and tax depreciation difference of $180,912. The differential will be applied through each of the following years in accordance to the useful life.

Management upon evaluation of the trademark, has agreed to impair the trademark per its useful life of 10 years, following a half year convention. This lines itself with the tax amortization schedule. Management evaluated the trademark periodically and yearly for its useful life

Property and Equipment	Book	Tax
Platform Development Costs	223,211	223,211
Equipment's	2,930	2,930
Accumulated Depreciation	(45,228)	(226,141)
Total Property and Equipment	180,913	-0-
Intangible Assets		
Trademark	806	806
Accumulated Amortization	(47)	(47)
Total Intangible Assets	759	759

GOMEAT SERVICES LLC
FOR THE YEAR ENDED DECEMBER 31, 2019

COST OF GOODS (SERVICES):

Cost of Goods (Services) include cost of vendor partners. The items within focus on the vendors selling products to the customers through the Online Platform.

RESEARCH AND DEVELOPMENT COSTS:

When a company incurs costs on research and development, whether through purchased services or through its own department, it must record the cost as an expense in the period incurred. This includes the cost of materials, equipment and facilities that have no alternative futures -- that is, items that the company does not use for other purposes.

FASB divides projects that develop software products into three stages: feasibility studies, software production, distribution, and sales. Only the production stage allows a company to capitalize related R&D costs. The company amortizes these capitalized costs using the greater of the straight-line charge-off over the useful lives of the items or the ratio of current to future revenues for the software product. A company can write down its remaining unamortized software production costs if the net realizable value of the product is permanently impaired.

The company does not expect to incur additional costs in the future to same extent as incurred for the year reported.

DEFERRED TAXES:

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purpose. The temporary differences relate primarily to the bases of long-term contracts for financial reporting and income tax reporting. For income tax purposes, the Company reports earning on the accrual method. The deferred taxes represent the future tax return consequences of those differences, which will be either taxable or deductible when the asset and liabilities are recovered or settled.

TAX YEAR SUBJECT TO EXAMINATION:

As of December 31, 2019, the Company had no uncertain tax positions, or interest and penalties, which qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U. S. federal, state, and local income tax examinations by tax authorities for the years before 2015.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES:

The company has elected and the members have consented, under the applicable provisions of the Internal Revenue Code, to have the Company report its income as a limited liability company filing returns under the partnership act. The members report their respective shares of the net taxable income or loss in their personal tax returns. Therefore, no provision is made in the accompanying financial statements for taxes.

LEASE COMMITMENTS:

Currently the organization is virtually based with a focus on flexibility, and clear lines of communication via meetings, and internet communications. The focus of the firm is quick decision making to address the changing landscape.

CONCENTRATION & CREDIT RISK:

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of cash and cash equivalents and trade accounts and receivables.

The company maintains its cash and cash equivalents in accounts, which may at times exceed Federal insured limits. The Company limits its credit risk by selecting financial institutions considered highly creditworthy.

Trade accounts and retainage receivables are due from majority customers located in the United States. The Company does not require collateral in most cases, but may file claims against the customer if a default in payment occurs.

The Company obtains its customers primarily through online marketing, selling and advertising efforts. This results in the Company earning a substantial portion of its revenue from relatively broad customer base in any given year.

CAPITAL COMMITMENTS

Currently the company has no outstanding capital commitments.

SUBSEQUENT EVENTS

The company has evaluated all subsequent events to the balance sheet date of December 31, 2019 through the date of the financial statements were available to be issued May 7th, 2020 .

In response to an order by the Governor of New Jersey related to the coronavirus (COVID-19) pandemic, in March 2020, most local businesses were required to close operations indefinitely. The Company provides services classified as an essential business and were permitted to remain open.

The Company does not know the overall effect on its operations from the COVID-19 pandemic.